

December 4, 2025

Fahmi W. Karam
Chief Financial Officer
Upbound Group, Inc.
5501 Headquarters Drive
Plano, Texas 75024

>   **Re: Upbound Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2024**
>   **Filed February 25, 2025**
>   **Form 10-Q for Fiscal Period Ended June 30, 2025**
>   **Filed July 31, 2025**
>   **File No. 001-38047**

Dear Fahmi W. Karam:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services